Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GoldMining Inc.

1830-1188 West Georgia Street

Vancouver, BC V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on December 20, 2024.

3.	News Release:

On December 8, 2025, GoldMining Inc. (the "Company") issued a news release through the facilities of CNW Newswire.

4.	Summary of Material Change:

The Company entered into an equity distribution dated December 8, 2025 (the "Distribution Agreement") to renew its at-the-market equity program (the "ATM Program"), that allows the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of common shares of the Company (the "Offered Shares") to the public from time to time, through the Agents (as defined below), at the Company's discretion.

5.	Full Description of Material Change:

On December 8, 2025, the Company renewed its ATM Program that allows the Company to issue up to US$50 million (or the equivalent in Canadian dollars) of Offered Shares to the public from time to time.

Sales of the Offered Shares through the ATM program will be made pursuant to the terms of the Distribution Agreement with a syndicate of agents, including BMO Nesbitt Burns Inc. (the "Lead Agent") and BMO Capital Markets Corp., Canaccord Genuity Corp., Canaccord Genuity LLC, National Bank Financial Inc., National Bank of Canada Financial Inc., Ventum Financial Corp., Ventum Financial (US) Corp., H.C. Wainwright & Co., LLC, and Roth Capital Partners, LLC (together with the Lead Agent, the "Agents").

The ATM Program allows the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of the Offered Shares to the public from time to time, through the Agents, at the Company's discretion. Any Offered Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale.

The Company intends to use the net proceeds of any such sales under the ATM Program to fund the exploration and development of its mineral properties, including to complete minimum work programs, property payments and other expenditures to maintain the Company's property rights, to fund future acquisitions as may be determined by the Company, and for working capital.

The ATM Program is an "at-the-market distribution" as defined in National Instrument 44-102 – Shelf Distributions, and sales of Offered Shares will be made by the Agents directly on the Toronto Stock Exchange, NYSE American LLC or any other trading market for the Offered Shares in Canada or the United States. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement.

Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 8, 2027.

The ATM Program became effective upon the filing of a prospectus supplement to the Company's short form base shelf prospectus dated December 5, 2025, and U.S. registration statement on Form F-10 filed December 8, 2025.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara

Chief Financial Officer

Telephone: (604) 630-1000

9.	Date of Report:

December 8, 2025.